Elizabeth Stevens Duane Senior Counsel and Assistant Secretary PPL Services Corporation Two North Ninth Street Allentown, PA 18101-1179 Tel. 610.774.4107 Fax 610.774.4177 esduane@pplweb.com
August 13, 2009
VIA EDGAR AND FEDEX
Mr. H. Christopher Owings
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	PPL Corporation
Form 10-K for the Year Ended December 31, 2008, filed February 27, 2009
Definitive Proxy Statement on Schedule 14A, filed April 8, 2009
Form 10-Q for the Period Ended March 31, 2009, filed May 1, 2009
Form 8-K, filed September 16, 2008
File No. 1-11459

PPL Electric Utilities Corporation
Form 10-K for the Year Ended December 31, 2008, filed February 27, 2009
Definitive Information Statement on Schedule 14C, filed April 28, 2009
Form 10-Q for the Period Ended March 31, 2009, filed May 1, 2009
File No. 1-00905
Dear Mr. Owings:
          This letter is in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 16, 2009, concerning the filings listed above for PPL Corporation (“PPL”) and PPL Electric Utilities Corporation (“PPL Electric” and, together with PPL, the “Companies”). We set forth your comments (displayed in bold) and our responses below.
PPL Corporation
Form 8-K
1.	We note that on September 16, 2008, you filed a current report on Form 8-K in which you disclosed that on September 10, 2008, PPL Energy Supply, LLC entered into a $385 million 364-Day Credit Agreement with Wachovia Bank and other lenders. In the Table of Contents to that Credit

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Agreement, it appears that the agreement contains certain schedules and exhibits that you did not file with the Credit Agreement or elsewhere. Please file an amended current report on Form 8-K that includes the schedules and exhibits to the Credit Agreement or tell us why it is not appropriate for you to do so. Also, please tell us why you have not incorporated by reference this Credit Agreement into your annual report on Form 10-K for the year ended December 31, 2008 as an exhibit to that document.
Response: PPL does not believe that any of the information contained in the schedules and exhibits is material or necessary to an investor’s understanding of the 364-Day Credit Agreement (the “Credit Facility”). We will, if requested, provide to the Staff supplementally copies of all of the schedules and exhibits to the Credit Facility. We would also like to inform the Staff that (1) under its terms, the termination date of the Credit Facility will be, at the latest, September 8, 2009, and PPL is currently in the process of syndicating a 364-day replacement facility to the Credit Facility, and (2) through the date of this letter, there have been no borrowings under the Credit Facility. If the Staff requests the schedules and exhibits to the Credit Facility and, after reviewing them, were to disagree with PPL’s view as to the materiality and necessity of filing any of them, PPL will include any similar schedules and exhibits as part of its filing of the 364-day replacement credit facility.
We also direct the Staff’s attention to Exhibit 10(r) to PPL’s annual report on Form 10-K for the fiscal year ended December 31, 2008, which does incorporate by reference the Credit Facility.
Definitive Proxy Statement on Schedule 14A
Executive Compensation, page 23
Compensation Discussion and Analysis (“CD&A”), page 24
2.	You state that you design your direct compensation program to be “competitive with that of companies of similar size and complexity” and that you target this compensation to be “at the median” of these companies’ executive compensation. Please tell us whether you engage in benchmarking in setting your direct compensation program amounts and, if so, please identify, in future filings, the benchmark and its components pursuant to Item 402(b)(2)(xiv) of Regulation S-K. See Item 402(b)(1)(v) of Regulation S-K. In this regard, we refer you to our Compliance and Disclosure Interpretation 118.05 under Regulation S-K (last updated on May 29, 2009), located at our web-site at the following Internet address: http://www.sec.gov/divisions/corpfin/cfguidance.shtml.
Response: PPL does not believe that it engaged in “benchmarking,” within the meaning of that term for purposes of Item 402(b)(2)(xiv) of Regulation S-K, in setting

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the direct compensation program amounts of its named executive officers. PPL’s Compensation, Governance and Nominating Committee (the “Compensation Committee”) reviewed the broad-based survey data provided by Towers Perrin (which had been size-adjusted to achieve a closer correlation with the appropriate revenue scope for the applicable PPL business) in order best to understand the relevant market practices for executive compensation. As set forth in the Staff’s Compliance and Disclosure Interpretation referenced in the Staff’s comment, this analytical approach is not “benchmarking.” In future proxy statement filings with the Commission, however, PPL will clarify the precise manner in which the Compensation Committee reviews or considers the survey data in discussing how the company determines the amount or formula for each element of compensation of named executive officers.
3.	In future filings, please clarify whether your chief executive officer met with representatives of Towers Perrin regarding his compensation or the compensation of other named executive officers and identify the members of management with whom Towers Perrin works, if any. Also, please describe in greater detail the nature and scope of Towers Perrin’s assignment and the material elements of the instructions or directions given to this consultant regarding the performance of its duties. See Items 407(e)(3)(ii) and (iii) of Regulation S-K.
Response: In its future proxy statement filings with the Commission, PPL will clarify whether its chief executive officer met with representatives of Towers Perrin, or any other compensation consultant that has a role in determining or recommending the amount or form of executive compensation, regarding his compensation or the compensation of other named executive officers. In addition, PPL will disclose the members of management with whom Towers Perrin, or any other compensation consultant that has a role in determining or recommending the amount or form of executive or director compensation, works. In its future filings with the Commission, PPL will also expand its disclosure regarding the nature and scope of the assignment of Towers Perrin, or any other compensation consultant that has a role in determining or recommending the amount or form of executive or director compensation, and the material elements of the instructions or directions given to the consultant regarding the performance of its duties.
Annual Cash Incentive Awards, page 28
Operational Results, page 31
4.	On the bottom of page 31, you state that no operating objectives applied to any of the named executive officers except for Paul T. Champagne, which included a specific net operating profit after taxes objective, an objective to generate a prescribed level of renewable energy credits, a capital expenditure budget objective, and an objective to develop a prescribed level of renewable energy project development. In future

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filings, please specify the results of each of the objectives necessary to trigger any performance-based annual cash incentive awards. See Item 402(b)(2)(v) of Regulation S-K.
Response: In its future proxy statement filings with the Commission, PPL will specify the results of each of the objectives necessary to trigger any performance-based annual cash incentive awards, pursuant to Item 402(b)(2)(v) of Regulation S-K. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, however, to the extent that the disclosure of such specific quantitative or qualitative objectives would cause competitive harm for the company, PPL would instead discuss in its proxy disclosure how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed target levels or other factors.
Long-term Incentive Awards (Equity Awards), page 32
Performance Unit Awards, page 35
5.	You state that at the end of the performance period, your total shareholder return for the three-year period will be compared to the total return of companies in the S&P Electric Utilities Index and that the Compensation, Governance and Nominating Committee will determine whether the performance goals are satisfied. In future filings, please discuss any discretion that may be exercised by that committee in granting the performance units under your plan absent attainment of the stated target awards levels. See Instruction 4 to Item 402(b) of Regulation S-K.
Response: The Compensation Committee may not exercise any discretion to provide for payment of the performance units absent attainment of the stated target levels. The terms of the performance units expressly provide that (1) promptly after the conclusion of the relevant performance period, the Compensation Committee will determine whether the performance goals were in fact satisfied, and (2) any performance units that do not vest in accordance with the foregoing shall be immediately forfeited and canceled by the company without any consideration. See Sections 2(a)(ii) and 2(d) of the form of Performance Unit Agreement filed as Exhibit 10(ss) to PPL’s annual report on Form 10-K for the fiscal year ended December 31, 2008. In its future proxy statement filings with the Commission, PPL will clarify that the Compensation Committee has no discretion to provide for payment of the performance units absent attainment of the stated target levels.

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PPL Electric Utilities Corporation
Definitive Information Statement on Schedule 14C
6.	Please comply with all the above comments as they apply to this filing.
Response: In its future information statement filings with the Commission, PPL Electric will provide additional disclosure as noted above for PPL, to the extent such additional disclosure is applicable to these filings.
Executive Compensation, page 7
Compensation Discussion and Analysis (“CD&A”), page 7
7.	We note your disclosure that the compensation of James E. Abel and J. Matt Simmons, Jr. was based on their positions they served in at PPL Corporation and not as your officers. In your response letter, please tell us the duties these individuals performed for you and responsibilities they have to you so that you demonstrate the reasons that you consider them to be your named executive officers under Item 402(a)(3) of Regulation S-K.
Response: In addition to management roles at PPL, Mr. Abel has been elected by the board of directors of PPL Electric as Treasurer of PPL Electric and Mr. Simmons has been elected as Vice President and Controller of PPL Electric. As Treasurer of PPL Electric, Mr. Abel is responsible for the Treasury function of PPL Electric, including all borrowings, capital market transactions and banking relationships, and oversees the company’s pension. As Vice President and Controller of PPL Electric, Mr. Simmons oversees and directs all of the financial accounting and reporting functions of PPL Electric and ensures that PPL Electric’s accounting procedures conform to generally accepted accounting principles. Because of these responsibilities, PPL Electric believes that Messrs. Abel and Simmons are each an “executive officer” within the meaning of Rule 3b-7 under the Securities Exchange Act of 1934, as amended.
Item 402(a)(3) of Regulation S-K provides that the definition of “named executive officer” includes, among others, “[a]ll individuals serving as the registrant’s principal financial officer or acting in a similar capacity during the last completed fiscal year (‘PFO’)” and “[t]he registrant’s three most highly compensated executive officers other than the [principal executive officer] and PFO who were serving as executive officers at the end of the last completed fiscal year.” Mr. Simmons served as the PFO during the last completed fiscal year and in fact executed PPL Electric’s Form 10-K as the PFO and the principal accounting officer. As the officer responsible for the finance function of PPL Electric, which is specifically mentioned in Rule 3b-7, Mr. Abel was the only executive officer of PPL Electric other than its principal

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executive officer and PFO. Accordingly, each was a named executive officer of PPL Electric for purposes of Item 402 of Regulation S-K.
The footnote in PPL Electric’s information statement referred to in the Staff’s comments is intended to inform investors that Messrs. Abel and Simmons are not separately compensated as executive officers of PPL Electric, but are paid by an affiliate of PPL, PPL Services Corporation, for all services rendered in all capacities to PPL and its subsidiaries. PPL Electric has elected to disclose all of the compensation paid by PPL Services Corporation to Messrs. Abel and Simmons, rather than to attempt to present an allocated disclosure amount between services to PPL Electric and services to PPL and its other subsidiaries, even though the Staff’s Compliance and Disclosure Interpretation 217.08 under Regulation S-K indicates that payments allocable to the parent “need not be” included in a subsidiary’s executive compensation tables. PPL Electric believes that such full disclosure is, under the circumstances, more informative and understandable to investors. In future filings, PPL Electric will clarify the footnote description to read as follows: “Messrs. Abel and Simmons were compensated in connection with their positions at PPL Corporation, and not separately as officers of the company.”
Annual Cash Incentive Awards, page 10
8.	You state that the 2008 cash incentive awards of David G. DeCampli, James E. Abel, and J. Matt Simmons, Jr. were weighted such that 20% of Mr. DeCampli’s award was based on attaining certain target levels of your measured operational objectives and 30% of Messrs. Abel’s and Simmons’s awards were based on attaining certain target levels of measured operational objectives of PPL Corporation’s four subsidiaries. These operational results, you state, were “detailed, quantifiable objectives set specifically for each business line annually.” In future filings, please clarify the exact operational objectives for each of your named executive officers and provide a quantitative discussion of the terms of the necessary targets to be achieved for your named executive officers to earn any part of these 20% and 30% portions of their overall annual cash incentive awards. If you believe that disclosure of this information would result in competitive harm, such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please tell us basis for this belief and discuss how difficult it will be for the executives or how likely it will be for you to achieve the target levels or other factors. Please also discuss any discretion that may be exercised in granting such awards absent attainment of the stated performance goals. See Instruction 4 to Item 402(b) of Regulation S-K.
Response: In its future information statement filings with the Commission, PPL Electric will clarify the exact operational objectives for each of its named executive officers and provide a quantitative discussion of the terms of the necessary targets to be achieved for its named executive officers to earn any part of the 20% and 30%

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portions of their overall annual cash incentive awards. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, however, to the extent that the disclosure of such specific quantitative or qualitative objectives would cause competitive harm for the company, PPL Electric would instead discuss in its information statement disclosure how difficult it would be for the executive or how likely it would be for the company to achieve the undisclosed target levels or other factors.
The Compensation Committee may not exercise any discretion to provide for payment of awards under the PPL Short-Term Incentive Plan absent attainment of the stated performance goals. The terms of Short-Term Incentive Plan expressly provide that (1) no awards will be paid for a performance period until the Compensation Committee has certified that the performance goals have been met with respect to a participant, and (2) the award provisions of the plan shall be administered and interpreted in accordance with Section 162(m) of the Internal Revenue Code of 1986, as amended, to ensure the income tax deductibility by PPL or its affiliates of the payment of Awards (and any payment absent certification that the performance goals have been met would not satisfy the requirements of Section 162(m)). See Sections 4(b) and 4(c) of the Short-Term Incentive Plan incorporated by reference as Exhibit 10(dd) to PPL Electric’s annual report on Form 10-K for the fiscal year ended December 31, 2008. In its future information statement filings with the Commission, PPL Electric will clarify that the Compensation Committee has no discretion to provide for payment of awards under the Short-Term Incentive Plan absent attainment of the stated performance goals.
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In addition, the Companies acknowledge that:
•	each company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	neither company may assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you should have any questions regarding this letter, please contact me at 610-774-4107 (facsimile: 610-774-4177).

Sincerely yours,
/s/ Elizabeth Stevens Duane

Elizabeth Stevens Duane
Senior Counsel and Assistant Secretary

cc:	John Fieldsend Securities and Exchange Commission James H. Miller PPL Corporation